Mail Stop 6010
Via Facsimile and U.S. Mail

October 2, 2008

Mr. Andrew R. Speaker
President and Chief Executive Officer
Mercer Insurance Group, Inc.
10 North Highway 31
P.O. Box 278
Pennington, NJ 08534

   Re: **Mercer Insurance Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Form 10-Q for Quarter Ended June 30, 2008
       File No.: 000-25425

Dear Mr. Speaker:

   We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business

Loss Reserve Development, page 19

1. Please revise your disclosure to provide a full discussion of the trends depicted in the loss development table including any changes in reinsurance agreements as required by Industry Guide 6.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Description of Ultimate Loss Estimation Methods, page 39

2. You disclose that your consulting actuaries determined a range of loss and loss adjustment expense reserves. Please revise your disclosure to discuss what information you receive from consulting actuaries, your procedures for using the information provided by these actuaries when calculating your loss reserves, whether you have adjusted your loss reserve estimates based on any analyses performed by the actuaries and if so by how much.

3. You have provided a range in the table on page 41 that represents the impact on your recorded net reserves of "reasonably likely changes in the variables considered in establishing loss and loss adjustment expense reserves." You disclosure indicates that these changes could result in a future reserve deficiency or a future reserve redundancy of up to 10% of recorded net reserves at December 31, 2007 under each outcome. The amounts in this range appear to be inconsistent with the alternate range determined by your consulting actuaries at December 31, 2007. Please revise your disclosure to explain how you considered the range determined by your consulting actuaries in concluding that the range in the table on page 41 was reasonably likely.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Notes to Condensed Consolidated Financial Statements

8. Fair Value of Assets and Liabilities, page 18

4. You indicated in your March 31, 2008 Form 10-Q that valuations for level 2 assets are obtained from third party pricing services. If this continues to be the case, please consider expanding your disclosure to explain the extent to which, and how, pricing information is obtained and used in developing the fair value measurements in your consolidated financial statements. In this regard, please consider the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

- The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether third party quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant